UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	814-00201
CUSIP NUMBER:	553829102

(Check one):
☐Form 10-K	☐Form 20-F	☐Form 11-K	☒Form 10-Q	☐Form 10-D	☐Form N-SAR	☐Form N-CSR

For Period Ended: July 31, 2015

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

☐	For the Transition Period Ended: _______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MVC Capital, Inc.
Full Name of Registrant

______________________
Former Name if Applicable

287 Bowman Avenue
Address of Principal Executive Office (Street and Number)

Purchase, New York 10577
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Quarterly Report on Form 10-Q for the period ended July 31, 2015 (the “Third Quarter 10-Q”) could not be filed within the prescribed time period for the reasons stated in the Registrant’s Form 12b-25 filed on January 14, 2015 regarding its inability to file its Annual Report on Form 10-K for the year ended October 31, 2014 (the “2014 Annual Report”) on a timely basis.  The same reasons were referenced in Registrant’s Form 12b-25 filed on March 12, 2015 and June 10, 2015 regarding its inability to file its quarterly reports on Form 10-Q for the periods ended January 31, 2015 (the “First Quarter 10-Q”) and April 30, 2015 (the “Second Quarter 10-Q”), respectively.  The specific timing for the filing of the First Quarter 10-Q, Second Quarter 10-Q, and Third Quarter 10-Q is not yet known, but all are currently expected to be filed after the filing of the 2014 Annual Report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Scott J. Schuenke	914	510-9400
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

Yes  ☐     No  ☒

2014 Annual Report on Form 10-K
2015 First Quarter Report on Form 10-Q
2015 Second Quarter Report on Form 10-Q

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes   ☐      No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters described in Part III of this filing and the Registrant’s previous 12b-25 filings, the Company is currently unable to quantify the change in net assets resulting from operations for the third quarter of fiscal year 2015.  Therefore, at this time, the Registrant is unable to assess the degree of anticipated significance of any changes in the 2015 fiscal third quarter results compared to the prior fiscal year's third quarter results.

               MVC Capital, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date September ___, 2015	By
Scott J. Schuenke
Principal Financial Officer